UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT REGARDING A CHANGE IN SUBSIDIARIES

On October 26, 2010, the registrant announced that Dimension Data Holdings plc has become a consolidated subsidiary of the registrant. The registrant filed a press release with the London Stock Exchange on October 25, 2010 (London time), which the registrant has summarized for investors in an announcement filed with the Tokyo Stock Exchange on October 26, 2010 (Tokyo time). Attached is an English translation of the announcement filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE
CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager Finance and Accounting Department

Date: October 26, 2010

Not for release, publication or distribution, in whole or part, in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws in that jurisdiction.

26 October 2010

Company Name:	NIPPON TELEGRAPH AND TELEPHONE CORPORATION
Representative:	Representative Director and President Satoshi Miura
(Code: 9432, Section 1 of the stock exchanges of Tokyo, Osaka and Nagoya, and the stock exchanges of Fukuoka and Sapporo)

Dear Sirs,

Announcement Regarding a Change in Subsidiaries

NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”) announced on 15 July 2010 the cash offer (the “Offer”) for the entire issued and to be issued share capital of Dimension Data Holdings plc (“Dimension Data”). On 12 October 2010, NTT further announced that all the conditions of the Offer had been satisfied or waived and the Offer had been declared wholly unconditional in all respects.

We hereby announce that, as a result of the Offer, the settlement of the consideration for the Dimension Data shareholders and their designated representatives was completed on 25 October 2010 (London time) and that Dimension Data has become a consolidated subsidiary of NTT.

As valid acceptances were received for more than 90% of Dimension Data’s shares, NTT intends to make Dimension Data its wholly-owned subsidiary by exercising its rights pursuant to the provisions of Part 28 of the UK Companies Act and Section 440K of the South African Companies Act, as applicable, to compulsorily acquire the remaining Dimension Data shares on the same terms as the Offer. Notices in relation to the compulsory acquisition of Dimension Data shares were dispatched on 25 October 2010.

(Enquiries)

Global Business Strategy Office

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

TEL:03-5205-5191

FAX:03-5205-5189

The Offer has been made in the United States in reliance on, and compliance with, Section 14(e) of the US Securities Exchange Act of 1934, as amended, and Regulation 14E thereunder. The Offer will not be extended to, and may not be accepted by, holders of Dimension Data’s American Depositary Receipts.

The Offer relates to the shares of a UK company and will be governed by English law. The Offer will primarily be subject to the disclosure requirements and practices applicable in the UK to takeover offers, which may differ from the disclosure requirements of the South African Securities Regulation Panel and the United States. Furthermore, the payment and settlement procedures with respect to the Offer will comply with the relevant United Kingdom rules, which differ from United States payment and settlement procedures.

Publication on Website

A copy of this announcement will be made available, free of charge, on NTT’s website at (http://www.ntt.co.jp/ir/index_e.html) by no later than 12.00 noon on 27 October 2010.